FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 14, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  001-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Considering that there were mistakes of technical character in the previously distributed Draft Resolutions of Extraordinary General Meeting of Shareholders of WBD Foods OJSC, convoked on December 05, 2006 (see filings # 001-31232 of 2006-11-03). Hereby WBD Foods OJSC distributes the correct Draft Resolutions of the Extraordinary General Meeting of Shareholders.

Minutes of BoD #20-10

 of October 20, 2006

ANNEX 3

Draft Resolutions of the Extraordinary General Meeting of Shareholders

1. On the first item of the agenda: Concerning payment (announcement) of dividends upon 9m Y2006.

1. To announce dividends payment upon 9m Y2006 financial results on allocated common nominal shares of WBD Foods OJSC, in the dividend amount of 7 (seven) rubles 86 kopecks per 1 common nominal share.

2. To set the following terms and conditions of dividends payment:

2.1. Method of dividends payment: cash;

2.2. Term of dividend payment: term of dividend payment should not exceed 60 days from the date of GSM approval of dividends payment;

2.3. Procedure of dividends payment:

*             dividends payment to legal entities is performed in the form of cashless settlement (at that, the date of dividend payment is considered the date of charge-off the corresponding amount from WBD Foods OJSC and payment agent’s (in case of its engagement) account);  dividends payment to individuals, upon their request, may be effected both in cash, or in the form of cashless settlement;

*             since WBD Foods OJSC is the tax agent in the course of income payment to the shareholders on  their common nominal shares, the dividends are paid to the shareholders after deduction of tax and other amounts, stipulated by the Russian Federation legislation, retained.

2. On the first item of the agenda: Concerning remuneration payment to WBD Foods OJSC Board of Directors members.

2.1. To revise the amount of remuneration paid to WBD Foods OJSC Board of Directors members,  approved by the General shareholders meeting (Minutes as of 29.06.2004 №22-06), increasing annual amount of remuneration paid to the Board of Directors members in connection with their participation in current activity and Board of Directors meetings, by 20 000 (twenty thousand) USD (not including taxes payable in accordance with Russian Federation legislation).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry A. Anisimov
Name:	Dmitry A. Anisimov
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:      November 14, 2006